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                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                        NOTICE OF ANNUAL GENERAL MEETING

                    AMENDMENTS TO THE ARTICLES OF ASSOCIATION
                                       AND
                         CLOSURE OF REGISTER OF MEMBERS

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting (the "AGM") of Guangshen Railway Company Limited (the "Company") will be held at 9:30 a.m. on Thursday, 26 June 2008, in the conference room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China (the "PRC") to consider and, if thought fit, approve the following matters:

                              ORDINARY RESOLUTIONS

1. THAT the work report of the board of directors of the Company for 2007 be and is hereby reviewed and approved;

2. THAT the work report of the supervisory committee of the Company for 2007 be and is hereby reviewed and approved;

3. THAT The audited financial statements of the Company for 2007 be and is hereby reviewed and approved;

4. THAT The proposed profits distribution of the Company for 2007 be and is hereby reviewed and approved;

5. THAT The budget of the Company for 2008 be and is hereby reviewed and approved;

6. THAT The appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the PRC auditor to the Company for 2008 be and is hereby reviewed and approved, and that the board of directors and the supervisory committee be and are hereby authorized to determine its remuneration;

7. THAT The appointment of PricewaterhouseCoopers as the international auditor to the Company for 2008 be and is hereby reviewed and approved, and that the board of directors and the supervisory committee be and are hereby authorized to determine its remuneration;

8. THAT The "Rules for the Implementation of Cumulative Voting of Guangshen Railway Company Limited" be and is hereby reviewed and approved;

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9.   THAT six non-independent directors of the fifth session of the board of directors of the Company be and are hereby elected through cumulative voting:

     9.1 to elect Mr. He Yuhua as the non-independent director of the fifth session of the board of directors of the Company;

     9.2 to elect Mr. Cao Jianguo as the non-independent director of the fifth session of the board of directors of the Company;

     9.3 to elect Mr. Wu Houhui as the non-independent director of the fifth session of the board of directors of the Company;

     9.4 to elect Mr. Yu Zhiming as the non-independent director of the fifth session of the board of directors of the Company;

     9.5 to elect Mr. Yang Yiping as the non-independent director of the fifth session of the board of directors of the Company;

     9.6 to elect Mr. Liu Hai as the non-independent director of the fifth session of the board of directors of the Company;

10. THAT three independent directors of the fifth session of the board of directors of the Company be and are hereby elected through cumulative voting:

     10.1 to elect Mr. Wilton Chau Chi Wai as the independent director of the fifth session of the board of directors of the Company;

     10.2 to elect Mr. Dai Qilin as the independent director of the fifth session of the board of directors of the Company;

     10.3 to elect Mr. Lu Yuhui as the independent director of the fifth session of the board of directors of the Company;

11. THAT four supervisors (shareholders representatives) of the fifth session of the supervisory committee of the Company be and are hereby elected through cumulative voting:

     11.1 to elect Mr. Yao Muming as the supervisor (representative for shareholders) of the fifth session of the supervisory committee of the Company

     11.2 to elect Mr. Wang Jianping as the supervisor (representative for shareholders) of the fifth session of the supervisory committee of the Company

     11.3 to elect Mr. Li Zhiming as the supervisor (representative for shareholders) of the fifth session of the supervisory committee of the Company;

     11.4 to elect Mr. Chen Shaohong as the supervisor (representative for shareholders) of the fifth session of the supervisory committee of the Company;

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12.  THAT the remuneration and allowance package for the fifth session of the board of directors of the Company be and is hereby reviewed and approved;

13. THAT the remuneration and allowance package for the fifth session of the supervisory committee of the Company be and is hereby reviewed and approved;

14. THAT the "Decision Making System Concerning the Connected Transactions of Guangshen Railway Company Limited" be and is hereby reviewed and approved;

15. THAT the "Investment Management Policy of Guangshen Railway Company Limited" be and is hereby reviewed and approved;

                               SPECIAL RESOLUTIONS

16. THAT the "Rules of Procedures of General Meetings of Guangshen Railway Company Limited" be and is hereby reviewed and approved;

17. THAT the "Rules of Procedures of Meeting of the Board of directors of Guangshen Railway Company Limited" be and is hereby reviewed and approved;

18. THAT the "Rules of Procedures of Supervisory Committee Meeting of Guangshen Railway Company Limited" be and is hereby reviewed and approved;

19. THAT the proposed "Amendments to the Articles of Association" (see Appendix for detailed proposed amendments) be and are hereby reviewed and approved.

Notes:

(1) In accordance with the Articles of Association of the Company, Guangzhou Railway (Group) Company, a shareholder interested in 41% of the shares of the Company, has nominated Mr. He Yuhua, Mr. Cao Jianguo, Mr. Wu Houhui, Mr. Yu Zhiming, Mr. Yang Yiping and Mr. Liu Hai as candidates for the non-independent directors of the fifth session of the board of directors of the Company, nominated Mr. Wilton Chau Chi Wai, Mr. Dai Qilin and Mr. Lu Yuhui as candidates for the independent directors of the fifth session of the board of directors of the Company, and nominated Mr. Yao Muming, Mr. Wang Jianping, Mr. Li Zhiming and Mr. Chen Shaohong as candidates for the supervisors (representatives for shareholders) of the fifth session of the supervisory committee of the Company. For biographies of all candidates, please refer to the circular of the Company dated 6 May 2008. Cumulative voting is used in the election of directors and supervisors. Shareholders are advised to read the implementation rules for cumulative voting contained in the circular.

(2) Holders of the H shares of the Company are advised that the registers of members of the Company's H shares will be closed from 27 May 2008 to 26 June 2008 (both days inclusive), during which no transfer of H shares will be registered. Holders of the H shares of the Company who intend to receive the final dividends for this year must deliver the transfer document together with the relevant share certificates to the share registrar of the Company, Computershare Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, for registration by 4:00 pm on 26 May 2008.

     H share shareholders of the Company whose names appear on the registers of members of the Company on 26 May 2008, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

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(3)  Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf. Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority (if any), must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(5) Shareholders who intend to attend the AGM are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before 6 June 2008.

(6) The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own traveling, accommodation and other related expenses.

Registered Office of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China

Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

                                                           By Order of the Board
                                                                   GUO XIANGDONG
                                                               Company Secretary

Shenzhen, the PRC
6 May 2008

As at the date of this announcement, the Board of the Company consists of:

EXECUTIVE DIRECTORS
He Yuhua
Yang Yiping

NON-EXECUTIVE DIRECTORS
Cao Jianguo
Wu Houhui
Wen Weiming
Yang Jinzhong

INDEPENDENT NON-EXECUTIVE DIRECTORS
Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai

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                                    APPENDIX

              PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF
                        GUANGSHEN RAILWAY COMPANY LIMITED

1. Article 1 The Company is a company limited by shares established in accordance with the Company Law of the People's Republic of China (the "PRC") (the "Company Law"), the Special Provisions of the State Council on Offshore Share Issue and Listing of Companies Limited by Shares (the "Special Provisions") and other relevant laws and administrative regulations of the PRC.

     The establishment of the Company by way of promotion was approved under the document entitled [State Commission for Economic Restructuring Ti Gei Sheng [1995] No. 151] and registered with the Shenzhen Administrative Bureau of Industry and Commerce, Guangzhou, PRC, on 6 March 1996. A business licence numbered: [Shen Si Zi N12183] was issued to the Company. The promoter of the Company is: Guangzhou Railway (Group) Company.

     TO BE AMENDED AS FOLLOWS:

     Article 1 The Company is a company limited by shares established in accordance with the Company Law of the People's Republic of China (the "PRC") (the "Company Law"), the Special Provisions of the State Council on Offshore Share Issue and Listing of Companies Limited by Shares (the "Special Provisions") and other relevant laws and administrative regulations of the PRC.

     The establishment of the Company by way of promotion was approved under the document entitled [State Commission for Economic Restructuring Ti Gei Sheng [1995] No. 151] and registered with the Shenzhen Administrative Bureau of Industry and Commerce, Guangzhou, PRC, on 6 March 1996. A business licence numbered 4403011022106 was issued to the Company. The promoter of the Company is: Guangzhou Railway (Group) Company.

2. Article 9 The Articles of Association shall be binding on the Company and its shareholders, its directors, supervisors, general manager, deputy general managers and other senior management staff. The above persons may have claims relating to the affairs of the Company in accordance with the Articles of Association.

     Shareholders may sue the Company in accordance with the Articles of Association. The Company may sue its shareholders, directors, supervisors, general manager, deputy general managers and senior management staff in accordance with the Articles of Association. Shareholders may sue fellow shareholders in accordance with the Articles of Association. And shareholders may sue the directors, supervisors, general manager, deputy general managers and senior management staff of the Company in accordance with the Articles of Association.

     The aforementioned act of suing includes actions to be instituted at the court or application to be submitted to arbitration organizations for arbitration.

     "Other senior management staff" referred to in the first paragraph of this article include secretary of the board of directors and head of finance.

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     TO BE AMENDED AS FOLLOWS:

     Article 9 The Articles of Association shall be binding on the Company and its shareholders, its directors, supervisors, general manager, deputy general managers and other senior management staff. The above persons may have claims relating to the affairs of the Company in accordance with the Articles of Association.

     Shareholders may sue the Company in accordance with the Articles of Association. The Company may sue its shareholders, directors, supervisors, general manager, deputy general managers and senior management staff in accordance with the Articles of Association. Shareholders may sue fellow shareholders in accordance with the Articles of Association. And shareholders may sue the directors, supervisors, general manager, deputy general managers and senior management staff of the Company in accordance with the Articles of Association.

     The aforementioned act of suing includes actions to be instituted at the court or application to be submitted to arbitration organizations for arbitration.

     "Other senior management staff" referred to in the first paragraph of this article include chief accountant, chief economist, chief engineer and secretary of the board of directors.

3. Article 13 Scope of business of the Company shall be subject to the items approved by the company registration authority.

     The scope of business of the Company covers: the provision of passenger and cargo railway transport services, the technology services of railway facilities, the operation of domestic commercial entities and supply and marketing entities for materials and resources (excluding franchise, centralized control or exclusive agency), the organization and operation of various enterprises (separate declaration required for individual projects).

     TO BE AMENDED AS FOLLOWS:

     Article 13 Scope of business of the Company shall be subject to the items approved by the company registration authority.

     The scope of business of the Company covers: the provision of passenger and cargo railway transport services, the technology services of railway facilities, the agency for domestic cargo transport, the agency for railway cargo transport, leasing of railway equipment, the processing and repairing of mechanical equipment, the inspection, testing, repairing, refitting, leasing and installation of instruments and equipment specially used in railway, the construction management services in relation to railway projects, the leasing of properties owned by the Company, the utility maintenance and installation services, property management, the provision of warehousing, storage and cargo handling services, the agency for passenger railway tickets and advertisement business, the domestic supply and marketing entities for trade materials and resources (except for

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     franchise, centralized control or exclusive agency), the organization and operation of various enterprises (separate declaration required for individual projects).

4. Article 28 Shares of the Company held by its promoters shall not be transferable within one year from the date of its establishment. Shares of the Company held by its promoters prior to its public offering of shares shall not be transferable within one year from the date its securities are listed on domestic stock exchange for trading.

     Directors, supervisors, managers and other senior management staff of the Company shall declare their respective shareholdings in the Company and changes thereto on regular basis during their term of office. Number of shares transferred each year during their term of office shall not exceed 25% of their respective aggregate shareholdings in the Company. Shares held by such persons shall not be transferable within one year from the date the securities of the Company are listed on domestic stock exchange for trading. They shall not transfer any of their shareholdings in the Company within 6 months from cessation of employment.

     TO BE AMENDED AS FOLLOWS:

     Article 28 Shares of the Company held by its promoters shall not be transferable within one year from the date of its establishment. Shares of the Company held by its promoters prior to its public offering of shares shall not be transferable within one year from the date its securities are listed on domestic stock exchange for trading.

     Directors, supervisors, general manager, deputy general managers and other senior management staff of the Company shall declare their respective shareholdings in the Company and changes thereto on regular basis during their term of office. Number of shares transferred each year during their term of office shall not exceed 25% of their respective aggregate shareholdings in the Company. Shares held by such persons shall not be transferable within one year from the date the securities of the Company are listed on domestic stock exchange for trading. They shall not transfer any of their shareholdings in the Company within 6 months from cessation of employment.

5. Article 30 Any benefits gained by shareholders whose shares representing 5% or more of the voting rights of the Company in his sale of shares which is executed within 6 months from the original date of purchase or in his repurchase of shares which is executed within 6 months from the original date of sale, shall be vested in the Company.

     THE AFOREMENTIONED PROVISION IS APPLICABLE TO THE DIRECTORS, SUPERVISORS, MANAGERS AND OTHER SENIOR MANAGEMENT STAFF OF THE COMPANY.

     SHAREHOLDERS MAY REQUEST EXECUTION OF PROVISION UNDER PARAGRAPH 1 OF THIS ARTICLE WITHIN 30 DAYS FROM THE NON-PERFORMANCE BY THE BOARD OF DIRECTORS. A SHAREHOLDER MAY IN THE INTEREST OF THE COMPANY AND UNDER HIS OWN NAME, DIRECTLY INSTITUTE AN ACTION AT THE PEOPLE'S COURT IF THE BOARD OF DIRECTORS FAILS TO EXECUTE WITHIN THE ABOVE TIMEFRAME.

     THE DIRECTOR(s) IN RESPONSIBLE POSITION SHALL BEAR JOINT AND SEVERAL LIABILITIES IN ACCORDANCE WITH THE LAWS IN THE EVENT THE BOARD OF DIRECTORS OF THE COMPANY FAILS TO OBSERVE ITS OBLIGATIONS UNDER PARAGRAPH 1 HEREOF.

     In the event of distinct requirements by the regulatory authorities in the jurisdictions where H shares of the Company are listed, such requirements shall prevail.

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     TO BE AMENDED AS FOLLOWS:

     Article 30 Any benefits gained by shareholders whose shares representing 5% or more of the voting rights of the Company in his sale of shares which is executed within 6 months from the original date of purchase or in his repurchase of shares which is executed within 6 months from the original date of sale, shall be vested in the Company.

     THE AFOREMENTIONED PROVISION IS APPLICABLE TO THE DIRECTORS, SUPERVISORS, GENERAL MANAGER, DEPUTY GENERAL MANAGERS AND OTHER SENIOR MANAGEMENT STAFF OF THE COMPANY.

     SHAREHOLDERS MAY REQUEST EXECUTION OF PROVISION UNDER PARAGRAPH 1 OF THIS ARTICLE WITHIN 30 DAYS FROM THE NON-PERFORMANCE BY THE BOARD OF DIRECTORS. A SHAREHOLDER MAY IN THE INTEREST OF THE COMPANY AND UNDER HIS OWN NAME, DIRECTLY INSTITUTE AN ACTION AT THE PEOPLE'S COURT IF THE BOARD OF DIRECTORS FAILS TO EXECUTE WITHIN THE ABOVE TIMEFRAME.

     THE DIRECTOR(s) IN RESPONSIBLE POSITION SHALL BEAR JOINT AND SEVERAL LIABILITIES IN ACCORDANCE WITH THE LAWS IN THE EVENT THE BOARD OF DIRECTORS OF THE COMPANY FAILS TO OBSERVE ITS OBLIGATIONS UNDER PARAGRAPH 1 HEREOF.

     In the event of distinct requirements by the regulatory authorities in the jurisdictions where H shares of the Company are listed, such requirements shall prevail.

6. Article 32 The Company must prepare balance sheet and checklist of assets upon reduction of registered capital.

     The Company shall inform its creditors within 10 days from the date it resolved reduction of registered capital and publish at least 3 announcements on the newspaper within 30 days. The creditors have the right to request debt repayments or security for debt repayments by the Company within 30 days from the date of notice or in case no notice has been received, within 90 days from the date of the first announcement.

     The reduced registered capital of the Company shall not be lower than the minimum level under the laws.

     TO BE AMENDED AS FOLLOWS:

     Article 32 The Company must prepare balance sheet and checklist of assets upon reduction of registered capital.

     The Company shall inform its creditors within 10 days from the date it resolved reduction of registered capital and publish announcement accordingly on the newspaper within 30 days. The creditors have the right to request debt repayments or security for debt repayments by the Company within 30 days from the date of notice or in case no notice has been received, within 45 days from the date of the announcement.

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     The reduced registered capital of the Company shall not be lower than the minimum level under the laws.

7. Article 54 Shareholders of ordinary shares of the Company shall be entitled to the following rights:

     (1) To receive dividends and distribution of benefits in other forms based on their percentage of shareholdings;

     (2) To attend or designate a proxy to attend the general meeting and exercise voting rights thereat;

     (3) To supervise, monitor, comment or inquire on the business operation and activities of the Company;

     (4) To transfer, give away or pledge his shareholdings in accordance with the laws, administrative regulations and the Articles of Association;

     (5) To have access to the following information in accordance with the laws and regulations and the Articles of Association, including:

          (i)  to obtain the Articles of Association of the Company at cost;

          (ii) to inspect free of charge and photocopy on a reasonable fee:

               (a)  all and any branch registers of members;

               (b) personal particulars of the directors, supervisors, managers and other senior management staff, including their:

                    (aa) present and past names and alias;

                    (bb) principal address (residence);

                    (cc) nationality;

                    (dd) full-time and all concurrently held occupations and
                         positions;

                    (ee) identification documents and numbers.

               (c)  status of the share capital of the Company;

               (d) reports containing details of the aggregate par value, quantity, highest and lowest prices of each class of shares of the Company repurchased since the preceding financial year, and the total costs paid by the Company;

               (e)  minutes of general meetings;

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               (f)  the latest audited financial statements, directors' report, auditor's report and supervisory committee's report of the Company;

               (g)  special resolutions of the Company;

               (h) the latest financial report which has been submitted to the state taxation department or other competent authority for filing.

     (6) To participate based on their percentage of shareholdings in the distribution of residual properties of the Company upon its termination or liquidation;

     (7) To enjoy other rights under the laws, administrative regulations and the Articles of Association of the Company.

     TO BE AMENDED AS FOLLOWS:

     Article 54 Shareholders of ordinary shares of the Company shall be entitled to the following rights:

     (1) To receive dividends and distribution of benefits in other forms based on their percentage of shareholdings;

     (2) To attend or designate a proxy to attend the general meeting and exercise voting rights thereat;

     (3) To supervise, monitor, comment or inquire on the business operation and activities of the Company;

     (4) To transfer, give away or pledge his shareholdings in accordance with the laws, administrative regulations and the Articles of Association;

     (5) To have access to the following information in accordance with the laws and regulations and the Articles of Association, including:

          (i)  to obtain the Articles of Association of the Company at cost;

          (ii) to inspect free of charge and photocopy on a reasonable fee:

               (a)  all and any branch registers of members;

               (b) personal particulars of the directors, supervisors, general manager, deputy general managers and other senior management staff, including their:

                    (aa) present and past names and alias;

                    (bb) principal address (residence);

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                    (cc) nationality;

                    (dd) full-time and all concurrently held occupations and
                         positions;

                    (ee) identification documents and numbers.

               (c)  status of the share capital of the Company;

               (d) reports containing details of the aggregate par value, quantity, highest and lowest prices of each class of shares of the Company repurchased since the preceding financial year, and the total costs paid by the Company;

               (e)  minutes of general meetings;

               (f) the latest audited financial statements, directors' report, auditor's report and supervisory committee's report of the Company;

               (g)  special resolutions of the Company;

               (h) the latest financial report which has been submitted to the state taxation department or other competent authority for filing.

     (6) To participate based on their percentage of shareholdings in the distribution of residual properties of the Company upon its termination or liquidation;

     (7) To enjoy other rights under the laws, administrative regulations and the Articles of Association of the Company.

8. Article 57 "Controlling shareholder" referred to in the preceding article means a person who meets any of the following criteria:

     (1) Separately or acting in concert with other persons, such person may elect more than half of the directors;

     (2) Separately or acting in concert with other persons, such person may exercise or control the exercise of over 30% (inclusive of 30%) of the voting rights of the Company;

     (3) Separately or acting in concert with other persons, such person holds over 30% (inclusive of 30%) of the shares in issue of the Company;

     (4) Separately or acting in concert with other persons, such person otherwise has effective control of the Company.

     "Acting in concert with" herein referred to means consensus reached between 2 or more persons by way of agreement, whether verbal or written, to acquire voting rights in the Company by any one of them, for the purpose of controlling or consolidating the control over the Company.

                                       11
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     TO BE AMENDED AS FOLLOWS:

     Article 57 "Controlling shareholder" referred to in the preceding article means a shareholder whose shareholdings represent over 50% of the total share capital of the Company, or if short of 50%, whose entitlement to voting rights is sufficient to materially affect the resolutions at general meetings of the Company.

9. Article 75 Resolutions at general meetings may be divided into ordinary resolutions and special resolutions.

     Ordinary resolutions shall be passed at general meetings by shareholders (including their proxies) present thereat representing a simple majority of the voting rights of the Company.

     Special resolutions shall be passed at general meetings by shareholders (including their proxies) present thereat representing two thirds of the voting rights of the Company.

     Shareholders (including their proxies) present at the general meetings shall clearly indicate whether he votes for or against, or abstains from voting, on each item under review. Voting forms incomplete, containing errors or illegible handwriting or uncast will be treated as abstain from voting.

     TO BE AMENDED AS FOLLOWS:

     Article 75 Resolutions at general meetings may be divided into ordinary resolutions and special resolutions.

     Ordinary resolutions shall be passed at general meetings by shareholders (including their proxies) present thereat representing a simple majority of the voting rights of the Company.

     Special resolutions shall be passed at general meetings by shareholders (including their proxies) present thereat representing two thirds of the voting rights of the Company.

     Shareholders (including their proxies) present at the general meetings shall clearly indicate whether he votes for or against, or cast abstention vote, or abstains from voting, on each matter under review. Voting forms incomplete, containing errors or illegible handwriting will be counted as votes without voting rights in the determination of voting results of such matter.

10. Article 85 General meetings shall be convened and presided by the chairman of the board. In the event the chairman of the board cannot perform such functions, the general meeting shall be convened and presided by the deputy chairman of the board. In the event both chairman and deputy chairman of the board are absent, the board of directors may designate any director of the board to convene and preside at the general meeting on their behalves. Where no chairman of the meeting has been designated, the shareholders present may elect any one amongst themselves to act as chairman of the meeting. In the event the shareholders fail to so elect for whatever reason, the shareholder (including his proxy) present whose shareholdings represent the highest voting right shall act as the chairman of the meeting.

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     TO BE AMENDED AS FOLLOWS:

     Article 85 General meetings shall be convened and presided by the chairman of the board. In the event the chairman of the board cannot perform such functions, the general meeting shall be convened and presided by the deputy chairman of the board. In the event both chairman and deputy chairman of the board are absent, a director of the board may be elected jointly by over half the number of directors of the board to convene and preside at the general meeting. Where no chairman of the meeting has been designated, the shareholders present may elect any one amongst themselves to act as chairman of the meeting. In the event the shareholders fail to so elect for whatever reason, the shareholder (including his proxy) present whose shareholdings represent the highest voting right shall act as the chairman of the meeting.

11. Article 120 The general manager shall be accountable to the board of directors and perform the following powers and functions:

     (1) To take charge of the management of production and operation of the Company, and to organize and execute the resolutions of the board;

     (2) To organize and execute the yearly operation plan and investment proposals of the Company;

     (3) To draw up proposals for the setting up of internal management departments of the Company;

     (4)  To formulate fundamental management system of the Company;

     (5)  To lay down fundamental rules of the Company;

     (6) To propose appointment or dismissal of the deputy general managers and other senior management staff (including head of finance) of the Company;

     (7) To appoint or dismiss managerial staff other than those required to be appointed or dismissed by the board of directors;

     (8) To determine the awards and punishments, promotion and demotion, increase/decrease of salaries, appointment, employment, dismissal, and discharge of the staff of the Company;

     (9) To perform other powers and functions conferred and granted by the Articles of Association and the board of directors.

     TO BE AMENDED AS FOLLOWS:

     Article 120 The general manager shall be accountable to the board of directors and perform the following powers and functions:

     (1) To take charge of the management of production and operation of the Company, and to organize and execute the resolutions of the board;

     (2) To organize and execute the yearly operation plan and investment proposals of the Company;

     (3) To draw up proposals for the setting up of internal management departments of the Company;

     (4)  To formulate fundamental management system of the Company;

     (5)  To lay down fundamental rules of the Company;

     (6) To propose appointment or dismissal of the deputy general managers and other senior management staff of the Company;

     (7) To appoint or dismiss managerial staff other than those required to be appointed or dismissed by the board of directors;

     (8) To determine the awards and punishments, promotion and demotion, increase/decrease of salaries, appointment, employment, dismissal, and discharge of the staff of the Company;

     (9) To perform other powers and functions conferred and granted by the Articles of Association and the board of directors.

12. Article 127 No director, general manager, deputy general manager or head of finance of the Company shall serve as its supervisors concurrently.

     TO BE AMENDED AS FOLLOWS:

     Article 127 No director, general manager, deputy general manager or other senior management staff of the Company shall serve as its supervisors concurrently.

13.  Article 151 Upon the occurrence of any circumstances prescribed under article 147 of the Company Law and the confirmation of the China Securities Regulatory Commission of prohibition to enter securities market in relation to any existing director, the board of directors shall forthwith from the date it became aware of the above situation stop all functions of such director and propose to the general meeting for the dismissal and replacement of such director.

     Upon the occurrence of any circumstances prescribed under article 147 of the Company Law and the confirmation of the China Securities Regulatory Commission of prohibition to enter securities market in relation to any existing supervisor, the supervisory committee shall forthwith from the date it became aware of the above situation stop all functions of such supervisor and propose to the general meeting for the dismissal and replacement of such supervisor.

     Upon the occurrence of any circumstances prescribed under article 147 of the Company Law and the confirmation of the China Securities Regulatory Commission of prohibition to enter securities market in relation to any existing manager, the board of directors shall forthwith from the date it became aware of the above situation stop all functions of such manager and propose to the general meeting for the dismissal and replacement of such manager.

     TO BE AMENDED AS FOLLOWS:

     Article 151 Upon the occurrence of any circumstances prescribed under article 147 of the Company Law and the confirmation of the China Securities Regulatory Commission of prohibition to enter securities market in relation to any existing director, the board of directors shall forthwith from the date it became aware of the above situation stop all functions of such director and propose to the general meeting for the dismissal and replacement of such director.

     Upon the occurrence of any circumstances prescribed under article 147 of the Company Law and the confirmation of the China Securities Regulatory Commission of prohibition to enter securities market in relation to any existing supervisor, the supervisory committee shall forthwith from the date it became aware of the above situation stop all functions of such supervisor and propose to the general meeting for the dismissal and replacement of such supervisor.

     Upon the occurrence of any circumstances prescribed under article 147 of the Company Law and the confirmation of the China Securities Regulatory Commission of prohibition to enter securities market in relation to the existing general manager, deputy general managers and other senior management staff, the board of directors shall forthwith from the date it became aware of the above situation stop all functions of such person and propose to the general meeting for the dismissal and replacement of such person.

                    (GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)


                       PROXY FORM FOR USE BY SHAREHOLDERS
                          AT THE ANNUAL GENERAL MEETING

                                                     ---------------------------
                                                     Number of shares to which
                                                     this proxy from relates:
                                                     (Note 1)
                                                     ---------------------------



     I/We (Note 2) _________________________ of _____________________ being the shareholder of Guangshen Railway Company Limited (the "Company") hereby appoint THE CHAIRMAN OF THE GENERAL MEETING/ ______________________ (note 3) of ___________________________ as my/our proxy to attend and vote on my/our behalf at the annual general meeting of the Company (or any adjournment thereof) ("AGM") to be held at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China, on Thursday, 26 June 2008 at 9:30 a.m. in respect of the resolutions set out in the notice convening the AGM as hereunder indicated and if no indication is given, as my/our proxy think fit or abstain at his/her own discretion.

--------------------------------------------------------------------------------------------------------------------------
                             RESOLUTIONS                                 FOR(Note 4)   AGAINST (Note 4)      ABSTAIN
                                                                                                              FROM
                                                                                                          VOTING (Note 4)
--------------------------------------------------------------------------------------------------------------------------
THAT THE FOLLOWING ORDINARY RESOLUTIONS ARE REVIEWED AND APPROVED
--------------------------------------------------------------------------------------------------------------------------
1.     To review and approve the work report of the board of
       directors of the Company for 2007
--------------------------------------------------------------------------------------------------------------------------
2.     To review and approve the work report of the supervisory
       committee of the Company for 2007
--------------------------------------------------------------------------------------------------------------------------
3.     To review and approve the audited financial statements of the
       Company for 2007
--------------------------------------------------------------------------------------------------------------------------
4.     To review and approve the proposed profits distribution of the
       Company for 2007
--------------------------------------------------------------------------------------------------------------------------
5.     To review and approve the budget of the Company for 2008
--------------------------------------------------------------------------------------------------------------------------
6.     To review and approve the appointment of
       PricewaterhouseCoopers Zhong Tian CPAs Company Limited as the
       PRC auditor to the Company for 2008 and to authorize the board of directors and the supervisory committee to determine its remuneration
--------------------------------------------------------------------------------------------------------------------------
7.     To review and approve the appointment of
       PricewaterhouseCoopers as the international auditor to the
       Company for 2008 be and to authorize the board of directors and the supervisory committee to determine its remuneration
--------------------------------------------------------------------------------------------------------------------------
8.     To review and approve the "Rules for the Implementation of
       Cumulative Voting of Guangshen Railway Company Limited"
--------------------------------------------------------------------------------------------------------------------------
9.     To elect six non-independent directors of the fifth session of the board of directors of the Company through cumulative
       voting (note 5)
--------------------------------------------------------------------------------------------------------------------------
       9.1    to elect Mr. He Yuhua as the non-independent director
              of the fifth session of the board of directors
--------------------------------------------------------------------------------------------------------------------------
       9.2    to elect Mr. Cao Jianguo as the non-independent
              director of the fifth session of the board of directors
--------------------------------------------------------------------------------------------------------------------------
       9.3    to elect Mr. Wu Houhui as the non-independent director
              of the fifth session of the board of directors
--------------------------------------------------------------------------------------------------------------------------
       9.4    to elect Mr. Yu Zhiming as the non-independent director
              of the fifth session of the board of directors
--------------------------------------------------------------------------------------------------------------------------
       9.5    to elect Mr. Yang Yiping as the non-independent
              director of the fifth session of the board of directors
--------------------------------------------------------------------------------------------------------------------------
       9.6    to elect Mr. Liu Hai as the non-independent director of
              the fifth session of the board of directors
--------------------------------------------------------------------------------------------------------------------------
10.    To elect three independent directors of the fifth session of the board of directors of the Company through cumulative
       voting (note 5)
--------------------------------------------------------------------------------------------------------------------------
       10.1   to elect Mr. Wilton Chau Chi Wai as the independent
              director of the fifth session of the board of directors
--------------------------------------------------------------------------------------------------------------------------
       10.2   to elect Mr. Dai Qilin as the independent director of
              the fifth session of the board of directors
--------------------------------------------------------------------------------------------------------------------------
       10.3   to elect Mr. Lu Yuhui as the independent director of
              the fifth session of the board of directors
--------------------------------------------------------------------------------------------------------------------------
11.    To elect four supervisors (shareholders representatives) of the fifth session of the supervisory committee through
       cumulative voting (note 5)
--------------------------------------------------------------------------------------------------------------------------
       11.1   to elect Mr. Yao Muming as the supervisor
              (representative for shareholders) of the fifth session
              of supervisory committee
--------------------------------------------------------------------------------------------------------------------------
       11.2   to elect Mr. Wang Jianping as the supervisor
              (representative for shareholders) of the fifth session
              of the supervisory committee
--------------------------------------------------------------------------------------------------------------------------
       11.3   to elect Mr. Li Zhiming as the supervisor
              (representative for shareholders) of the fifth session
              of the supervisory committee
--------------------------------------------------------------------------------------------------------------------------
       11.4   to elect Mr. Chen Shaohong as the supervisor
              (representative for shareholders) of the fifth session
              of the supervisory committee
--------------------------------------------------------------------------------------------------------------------------
12.    To review and approve the remuneration and allowance package for the fifth session of the board of directors of the Company
--------------------------------------------------------------------------------------------------------------------------
13.    To review and approve the remuneration and allowance package for the fifth session of the supervisory committee of the
       Company
--------------------------------------------------------------------------------------------------------------------------
14.    To review and approve the "Decision Making System Concerning the Connected Transactions of Guangshen Railway Company
       Limited"
--------------------------------------------------------------------------------------------------------------------------
15.    To review and approve the "Investment Management Policy of
       Guangshen Railway Company Limited"
--------------------------------------------------------------------------------------------------------------------------
THAT THE FOLLOWING EXTRAORDINARY RESOLUTIONS ARE REVIEWED AND APPROVED
--------------------------------------------------------------------------------------------------------------------------
16.    To review and approve the "Rules of Procedures of General
       Meetings of Guangshen Railway Company Limited"
--------------------------------------------------------------------------------------------------------------------------
17.    To review and approve the "Rules of Procedures of Meeting of the Board of Directors of Guangshen Railway Company Limited"
--------------------------------------------------------------------------------------------------------------------------
18.    To review and approve the "Rules of Procedures of Supervisory
       Committee Meeting of Guangshen Railway Company Limited"
--------------------------------------------------------------------------------------------------------------------------
19.    To review and approve the "Proposed Amendments to the Articles of Association"
--------------------------------------------------------------------------------------------------------------------------



Date: ________________2008                 Signature (Note 6): _________________

Notes:
1. Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the number of shares will result in this proxy form being deemed to relate to all shares in the Company registered in your name.
2.   Full name(s) and address(es) must be inserted in BLOCK LETTERS.
3. If any proxy other than the chairman is preferred, strike out "THE CHAIRMAN OF THE GENERAL MEETING/" and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the AGM. The proxy or proxies need not be a member of the Company. Any alteration made to this proxy form must be signed by the person who signs it.
4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT A "[X]" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT A "[X]" IN THE BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, PUT A "[X]" IN THE BOX MARKED "ABSTAIN FROM VOTING". Failure to complete the boxes will entitle your proxy to cast your vote(s) at his/her discretion. Abstained votes or abstain from voting will not be treated as valid votes in the calculation of voting results.
5. Resolutions 9, 10 and 11 required to be polled by cumulative voting. You are advised to carefully read the circular of the Company dated 6 May 2008 before completing this proxy form.
6. This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointer is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form is signed must be lodged at the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).
7. Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or at any adjourned meeting should you so wish.